EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollar amounts in thousands, except ratio amounts)

						Three Months
	Year Ended December 31,					Ended March
Fixed charges	2011	2012	2013	2014	2015	31, 2016
Interest expense	292,486	286,019	226,329	780,349	1,099,884	284,562
Capitalized interest	4,439	2,616	7,455	80,328	79,230	25,859
Portion of rent expense representative of interest	732	698	712	4,597	5,754	850
Total fixed charges	297,657	289,333	234,496	865,274	1,184,868	311,271

Earnings:
Income from continuing operations before income tax	230,051	154,879	310,791	916,898	1,365,699	255,184
Distributed income from equity investees	—	1,848	4,324	25,158	2,652	2,752
Fixed charged from above	297,657	289,333	234,496	865,274	1,184,868	311,271
Less capitalized interest from above	(4,439)	(2,616)	(7,455)	(80,328)	(79,230)	(25,859)
Amortization of capitalized interest	2,467	2,743	2,838	3,010	4,647	1,242
Earnings (as defined)	525,736	446,187	544,994	1,730,012	2,478,636	544,590

Ratio of earnings to fixed charges	1.77	1.54	2.32	2.00	2.09	1.75